                                                                      EXHIBIT 12

                  DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                            Three Months Ended
                                                January 31,                               Year Ended October 31,
                                         ------------------------   ---------------------------------------------------------------

                                            2002          2001         2001          2000         1999         1998         1997
                                         ----------    ----------   ----------    ----------   ----------   ----------   ----------
                                                                    (In thousands of dollars)
Earnings:

Income (loss) of consolidated group
  before income taxes                    $  (53,469)   $   92,532   $  (24,757)   $  777,507   $  365,135   $1,560,032   $1,507,070

Dividends received from less-than-fifty
  percent owned affiliates                      644                      1,675         3,065        5,734        5,555        3,591

Fixed charges excluding capitalized
     interest                               167,397       203,554      787,737       693,626      571,949      531,817      433,673

                                         ----------    ----------   ----------    ----------   ----------   ----------   ----------
  Total earnings                         $  114,572    $  296,086   $  764,655    $1,474,198   $  942,818   $2,097,404   $1,944,334
                                         ==========    ==========   ==========    ==========   ==========   ==========   ==========

Fixed charges:

Interest expense of consolidated
  group including capitalized
  interest                               $  161,988    $  199,327   $  766,254    $  677,424   $  557,740   $  521,418   $  422,588

Portion of rental charges deemed to
  be interest                                 5,508         4,281       22,030        17,122       15,347       12,451       11,497

                                         ----------    ----------   ----------    ----------   ----------   ----------   ----------
  Total fixed charges                    $  167,496    $  203,608   $  788,284    $  694,546   $  573,087   $  533,869   $  434,085
                                         ==========    ==========   ==========    ==========   ==========   ==========   ==========

Ratio of earnings to fixed charges*              **          1.45           **          2.12         1.65         3.93         4.48
                                         ==========    ==========   ==========    ==========   ==========   ==========   ==========

     The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less-than-fifty percent owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

** For the first quarter of 2002 and year ended October 31, 2001, earnings available for fixed charges coverage were $53 million and $24 million less, respectively, than the amount required for a ratio of earnings to fixed charges of 1.0.